Exhibit 16.1

September 1, 2005

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Richardson Electronics, Ltd. and, under the date of August 26, 2005, we reported on the consolidated financial statements of Richardson Electronics, Ltd. as of and for the years ended May 28, 2005 and May 29, 2004, and management’s assessment of the effectiveness of internal control over financial reporting as of May 28, 2005, and the effectiveness of internal control over financial reporting as of May 28, 2005. On August 29, 2005, we declined to stand for reelection as principal accountants and the client-auditor relationship between the Company and KPMG has ceased. We have read Richardson Electronics, Ltd.’s statements included under Item 4.01 of its Form 8-K dated September 1, 2005, and we agree with such statements, except that we are not in a position to agree or disagree with Richardson Electronics, Ltd.’s statements that the Audit Committee of the Board of Directors approved of the issuance of a request for proposal regarding the engagement of an independent registered public accounting firm to audit the Company’s financial statements for the fiscal year ending June 3, 2006, that the Company, with the approval of the Audit Committee, selected a new independent registered public accounting firm, or that the selected new independent registered public accounting firm is currently conducting its client acceptance procedures.

Very truly yours,

/s/ KPMG LLP